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Report of Independent Accountants

We have examined management's assertion, included in the Report of Management on Compliance, that Clarion Partners LLC ("the Company") complied with the requirements of Section 3 of the Pooling and Servicing Agreement for the DLJ Commercial Mortgage Corp. Commercial Mortgage Pass-Through Certificates Series 1998 - CF1 ("the Agreement") for the period March 1, 1998 to December 31, 1998. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Company complied with the requirements of Section 3 of the Agreement for the period March 1, 1998 to December 31, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Company and should not be used for any other purpose. However, this report is a matter of public record and its distribution is not limited.


Ernst & Young LLP
April 13, 1999


Ernst & Young LLP is a member of Ernst & Young International, Ltd.